4:50 PM

Hey Chilly Willy! We're finally ready to launch our investment round!

https://wefunder.com/mobcraft.beer
Here is the link to the Wefunder page. It's set up in reservation mode at the early bird share price now. Give me a ring let me know if you have any questions I can answer! Fee free to share with anyone close but the official campaigns will start 9/21 along with all our press releases so don't share on social yet!

*Prior to filing the Form C, companies are in the 'Testing the Waters' phase of their campaign. This means they can accept investment reservations from investors, which they are prompted to confirm after the Form C is filed in order to finalize their investment.



Invest in MobCraft Beer: We turn ideas

wefunder.com

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